UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Cactus Ventures, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68274T102

(CUSIP Number)

John R. Gunn, Memorial Sloan-Kettering Cancer Center, 1275 York Avenue, New York, NY 10065 (212) 639-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

12/28/2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68274T102	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Memorial Sloan-Kettering Cancer Center
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 5,702,387
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 5,702,387
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,702,387
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7% (approximately 26.8%, assuming the full consummation of the Share Exchange, as described in Item 3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 68274T102	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AHLB Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 5,702,387
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 5,702,387
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,702,387
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7% (approximately 26.8%, assuming the full consummation of the Share Exchange, as described in Item 3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 68274T102	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Actinium Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 5,702,387
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 5,702,387
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,702,387
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7% (approximately 26.8%, assuming the full consummation of the Share Exchange, as described in Item 3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 68274T102	13D	Page 5 of 10 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Cactus Ventures, Inc., a Nevada corporation (the “Issuer”), whose principal offices are located at 501 Fifth Avenue, 3rd Floor, New York, NY 10017.

Item 2. Identity and Background.

The information set forth in Item 3 is hereby incorporated herein by reference.

This Schedule 13D is being filed jointly on behalf of Memorial Sloan-Kettering Cancer Center (“MSKCC”) and AHLB Holdings, LLC (“AHLB”; AHLB, together with MSKCC, the “Reporting Parties”).

The business address of MSKCC is 1275 York Avenue, New York, NY 10065.  MSKCC is a New York not-for-profit corporation.  MSKCC’s principal business is that of a cancer center, including patient care and research and educational programs.

The business address of AHLB is c/o MSKCC, 1275 York Avenue, New York, NY 10065. AHLB is a Delaware limited liability company and a direct, wholly-owned subsidiary of MSKCC.  AHLB is a holding company whose sole business consists of the holding of 100% of the outstanding shares of Actinium Holdings Ltd., a Bermuda corporation (see Item 3 below).

Neither of the Reporting Parties has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 68274T102	13D	Page 6 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 2 is hereby incorporated herein by reference.

On December 28, 2012, the Issuer closed on a Share Exchange Agreement with Actinium Pharmaceuticals, Inc., a Delaware corporation (“API”), and certain of API’s stockholders (the “Share Exchange Agreement”), providing for the acquisition by the stockholders of API of shares of Common Stock in exchange for the transfer by such stockholders to the Issuer of their shares of API, with 0.333 shares of Common Stock being issued in exchange for each share of API (the “Share Exchange”).  The Issuer has informed the Reporting Parties that, as of January 17, 2013, the holders of 49.5% of the issued and outstanding shares of API had entered into the Share Exchange Agreement.

AHLB’s wholly-owned subsidiary Actinium Holdings Ltd., a Bermuda corporation (“AHL”), is the record holder of shares of API that will entitle it, upon its entry into the Share Exchange Agreement, to acquire 5,702,387 shares of Common Stock (the “Shares”), or  34.7% of the outstanding Common Stock (based on the exchange for Common Stock of the shares of API held by the API stockholders that had entered into the Share Exchange Agreement as of January 17, 2013) or approximately 26.8% of the Common Stock, assuming the consummation of the Share Exchange by all of the stockholders of API) in the Share Exchange. AHL has been struck off the Bermuda Register of Companies and dissolved by the Bermuda authorities for its inadvertent non-payment of annual governmental fees.  AHLB has initiated the process of applying for the reinstatement of AHL.  Upon such reinstatement, which is anticipated to occur within six to nine weeks from the date this Schedule 13D is filed (although there can be no assurance in this regard), AHLB intends to cause AHL to enter into the Share Exchange Agreement.  Through the anticipated reinstatement of AHL and AHL’s entry into the Share Exchange Agreement, the Reporting Parties (and AHL, upon its reinstatement) may be deemed to share beneficial ownership of the Shares.  Pending such reinstatement, neither AHL nor the Reporting Parties are generally entitled to exercise beneficial or other ownership rights with respect to either the shares of API held of record by AHL or the Shares, including the rights to vote or dispose of such API shares or the Shares.

AHL acquired its shares of API through a donation, in April 2010, in the context of the long-term licensing, research and clinical trials arrangements between MSKCC, a related party and API.

Item 4. Purpose of the Transaction.

The information set forth in Items 2, 3 and 6 is hereby incorporated herein by reference.

The purpose of the acquisition of beneficial ownership of the Shares by the Reporting Parties is to exchange shares of API (which has no publicly-traded securities) held of record by AHL for shares of Common Stock, a class of securities that is publicly traded, via the participation of AHL in the Share Exchange following the anticipated reinstatement of AHL.  Subject to the terms of the definitive “lock-up” agreement to be finalized by the Issuer and AHL, AHL may be permitted to transfer the Shares privately during the term of the lock-up arrangements described in Item 6 below. Such transfers may include the transfer of beneficial ownership to an independent party, such as a broker, pursuant to a voting trust or other trust, 10b5-1 plan or other arrangement; provided that public sales shall be subject to any such lock-up arrangements.  Upon the expiration of such lock-up arrangements, the Reporting Parties (or any person acting on their behalf pursuant to any transfer of beneficial ownership) may sell all or any portion of the Shares in the open-market (including pursuant to the registration rights agreements described in Item 6, if practicable) or in privately negotiated transactions, subject to market conditions and compliance with applicable laws.

The Reporting Parties intend to review the investment in the Shares from time to time (or to have such investment reviewed from time to time by any person acting on their behalf pursuant to any transfer of beneficial ownership).  Such review may result in the Reporting Parties’ sale of the Shares, maintenance of their holdings of the Shares at current levels or, if so determined, the acquisition of additional shares.  Any such actions will be dependent upon, among other things: the market price of the Common Stock; general market and economic conditions; future evaluations of the Issuer’s business, financial condition, operations and prospects; the actions of the management and Board of Directors of the Issuer; and other future developments.

As a result of the Share Exchange, the former stockholders of Actinium are to become the controlling shareholders of the Issuer, and the Issuer became a holding company operating through API, a clinical-stage biopharmaceutical company.  In connection with the Share Exchange, the directors of API were appointed to the Board of Directors of the Issuer and the officers of API were appointed as the officers of the Issuer. The Issuer has disclosed that it intends to continue to exchange shares of API held by the remaining API stockholders for shares of Common Stock.

Except as set forth above, neither of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

The information set forth in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a)  The Reporting Parties may be deemed to share beneficial ownership of the Shares, consisting of 5,702,387 shares of Common Stock, representing approximately 34.7% of the outstanding Common Stock (based on the exchange for Common Stock of the shares of API held by the API stockholders that had entered into the Share Exchange Agreement as of January 17, 2013) or approximately 26. 8% of the Common Stock, assuming the consummation of the Share Exchange by all of the stockholders of API.

(b)   The Reporting Parties may be deemed to share the power to vote or direct the vote of, or to dispose or direct the disposition of, all of the Shares, subject to the limitations on their ability to exercise such power as described in Items 3 and 6.  Upon the anticipated reinstatement of AHL and its entry into the Share Exchange Agreement, each of the Reporting Parties and AHL may be deemed to share the power to vote or direct the vote of, and to dispose and direct the disposition of, the 5,702,387 Shares.

(c)  Neither of the Reporting Parties has effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

CUSIP No. 68274T102	13D	Page 7 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated herein by reference.

Lock-up Arrangements

Investment power with respect to the shares of Common Stock that may be acquired by AHL is limited by AHLB’s agreement on behalf of AHL, effective as of December 31, 2012, not to transfer shares of Common Stock held by AHL, subject to exceptions for certain related-party transfers, transfers to trusts and other private transfers, until, in general, the earlier of (i) December 28, 2013; or (ii) six (6) months following the effective date of the registration statement to be filed with respect to certain shares of the Issuer held by certain private placement investors in API; however, a written “lock-up” agreement has not been finalized as of the date of this filing.

Investor Agreements and Registration Rights

From July through October 2011, AHL agreed, in connection with API’s concurrent private offering, to the waiver of its rights to anti-dilution adjustments in respect of its outstanding preferred stock and its preemptive rights, to the restructuring of its registration rights in favor of the private placement purchasers and to the amendment of the stockholders agreement of API (to permit, among other transactions, the Share Exchange) and to the relinquishment of its rights to Board representation (although one director originally nominated on behalf of AHL continued to serve and now serves as a director of the Issuer).  API agreed (i) not to reduce the indemnification, advancement of expenses and similar rights of present and former directors and officers of API, (ii) until April 30, 2016 to maintain directors’ and officers’ liability insurance at least in the same manner and to the same extent as then in effect, and (iii) following any merger, asset transfer and certain other transactions to provide for the parity of such directors and officers in respect of indemnification, advancement of expenses and d&o insurance with such rights applicable to the non-continuing directors following such transactions.

During the same period, AHL effectively waived certain registration rights with respect to its API shares; however, pursuant to the Second Amended and Restated Investor Rights Agreement, dated October 5, 2011, by and among API, AHL and the other parties named therein and the  2012 Unit Investor Rights Agreement, dated December 19, 2012, by and among API, AHL, the other persons identified on Exhibit A attached thereto, and the Placement Agent named therein, AHL retained certain demand and “piggyback” registration rights.  The shares to be registered by AHL will, however, in certain circumstances, subject to “cutback” (or reduction of the number of shares includible in an underwritten registration) prior to the “cutback” of the shares being registered on behalf of investors in certain recent private placements of API.

Dispositions of Shares; Changes of Beneficial Ownership

If and to the extent that the Issuer and AHL agree that AHL may to transfer the Shares privately during the pendency of the lock-up arrangements described above, such transfers may include the transfer of beneficial ownership to an independent party, such as a broker, pursuant to a voting or other trust, 10b5-1 plan or other arrangement; provided that public sales shall be subject to any such lock-up arrangements.

               References to and descriptions of agreements set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of each of such agreements, which are listed as Exhibits to this Schedule 13D and incorporated by reference herein.

CUSIP No. 68274T102	13D	Page 8 of 10 Pages

Item 7. Material to Be Filed as Exhibits.

1.         Share Exchange Agreement, dated December 28, 2012, by and among Cactus Ventures, Inc., Actinium Pharmaceuticals, Inc., Diane S. Button, and the shareholders of Actinium Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Cactus Ventures, Inc. filed on January 2, 2013).

2.         Registration Rights Agreement, by and among Actinium Pharmaceuticals, Inc., General Atlantic Investments Limited, and Certain Stockholders, dated June 30, 2000 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Cactus Ventures, Inc., filed on January 2, 2013).

3.         Letter Agreement, dated July __, 2010, between Actinium Pharmaceuticals, Inc. and Actinium Holdings Limited (Waiver of Anti-Dilution Rights) (incorporated by referenced to Exhibit 10.27 to the Form 8-K/A Amendment No. 1 to the Current Report on Form 8-K of Cactus Ventures, Inc., filed on January 4, 2013).

4.         Letter Agreement, dated July __, 2011, between Actinium Pharmaceuticals, Inc. and Actinium Holdings Limited (Waiver of Registration Rights) (incorporated by referenced to Exhibit 10.29 to the Form 8-K/A Amendment No. 1 to the Current Report on Form 8-K of Cactus Ventures, Inc., filed on January 4, 2013).

5.         Amendment No. 1 to June 30, 2000 Registration Rights Agreement, dated September 29, 2011 (incorporated by reference to Exhibit 10.2 to the Form 8-K/A (Amendment No. 1) of Cactus Ventures, Inc., filed on January 4, 2013).

6.         First Amended and Restated Stockholders Agreement, by and among Actinium Pharmaceuticals, Inc., Actinium Holdings Limited, N.V. Organon, and the Stockholders Listed Therein, dated October 5, 2011 (incorporated by reference to Exhibit 10.3 to the Form 8-K/A Amendment No. 1 to the Current Report on Form 8-K of Cactus Ventures, Inc., filed on January 4, 2013).

7.         Second Amended and Restated Investor Rights Agreement, by and among Actinium Pharmaceuticals, Inc., Actinium Holdings Limited, and the Investors Listed Therein, dated October 5, 2011 (incorporated by reference to Exhibit 10.4 to the Form 8-K/A Amendment No. 1 to the Current Report on Form 8-K of Cactus Ventures, Inc., filed on January 4, 2013).

8.         2012 Unit Investor Rights Agreement, dated December 19, 2012, by and among Actinium Pharmaceuticals, Inc., the persons identified on Exhibit A attached thereto, and the Placement Agent named therein (incorporated by reference to Exhibit 10.20 to the Form 8-K/A Amendment No. 1 to the Current Report on Form 8-K of Cactus Ventures, Inc., filed on January 4, 2013).

99.1     Joint Filing Agreement, dated January 18, 2013, among Memorial Sloan-Kettering Cancer Center and AHLB Holdings, LLC

CUSIP No. 68274T102	13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 2013

MEMORIAL SLOAN-KETTERING CANCER CENTER

By:	/s/ John R. Gunn
Name: John R. Gunn
Title: Executive Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 2013

AHLB HOLDINGS, LLC
By:	MEMORIAL SLOAN-KETTERING CANCER CENTER, its sole member

By:	/s/ John R. Gunn
Name: John R. Gunn
Title: Executive Vice President

CUSIP No. 68274T102	13D	Page 10 of 10 Pages

EXHIBIT INDEX

1
Share Exchange Agreement, dated December 28, 2012, by and among Cactus Ventures, Inc., Actinium Pharmaceuticals, Inc., Diane S. Button, and the shareholders of Actinium Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Cactus Ventures, Inc. filed on January 2, 2013).

2	Registration Rights Agreement, by and among Actinium Pharmaceuticals, Inc., General Atlantic Investments Limited, and Certain Stockholders, dated June 30, 2000

3	Letter Agreement, dated July __, 2010, between Actinium Pharmaceuticals, Inc. and Actinium Holdings Limited (Waiver of Anti-Dilution Rights).

4	Letter Agreement, dated July __, 2011, between Actinium Pharmaceuticals, Inc. and Actinium Holdings Limited (Waiver of Registration Rights)

5	Amendment No. 1 to June 30, 2000 Registration Rights Agreement, dated September 29, 2011.

6	First Amended and Restated Stockholders Agreement, by and among Actinium Pharmaceuticals, Inc., Actinium Holdings Limited, N.V. Organon, and the Stockholders Listed Therein, dated October 5, 2011

7	Second Amended and Restated Investor Rights Agreement, by and among Actinium Pharmaceuticals, Inc., Actinium Holdings Limited, and the Investors Listed Therein, dated October 5, 2011.

8	2012 Unit Investor Rights Agreement, dated December 19, 2012, by and among Actinium Pharmaceuticals, Inc., the persons identified on Exhibit A attached thereto, and the Placement Agent named therein.

9	Joint Filing Agreement, dated January 18, 2013, among Memorial Sloan-Kettering Cancer Center and AHLB Holdings, LLC